U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                               SEC File # 0-24852

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING


      Form 10-K [X] Form 20-F [ ] Form 11-K [ ] Form 10-QSB [ ] Form N-SAR

                       For Period Ended: October 31, 1999
                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR

For the Transition Period Ended: ________________________
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         Nothing in this form shall be  construed  to imply that the  Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                         PART I - REGISTRANT INFORMATION
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Full Name of Registrant:

Evercel, Inc.
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Former Name if Applicable

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Address of Principal Executive Office:

2 Lee Mac Avenue
Danbury, CT  06810




PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 [X]     (b)  The subject annual report, semi-annual  report,  transition report on Form 10-K, Form 20-F,  11-K or Form  N-SAR, or portion thereof, will be  filed  on or before the fifteenth  calendar day following
              the  prescribed  due  date;  or the  subject   quarterly report of
              transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



                              PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

Because this is the first Form 10-K filed by the registrant and because of certain operational developments occurring to the registrant's business, the registrant is not able to file its Form 10-K within the prescribed time period.


                           PART IV - OTHER INFORMATION

          (1) Name and telephone number of person to contact in regard to this notification:

               Richard A. Krantz, Esq. (203) 462-7505

          (2) have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                        [X]Yes  [ ]No


          (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                        [ ]Yes  [X]No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                     EVERCEL, INC.
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                                    (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: January 31, 2000                By:/s/ Gregory W. Schulte
                                            --------------------------
                                             Name:  Gregory W. Schulte
                                             Title: Controller